UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 16 August 2022, London UK

Statement: Zantac (ranitidine) U.S. litigation

●     Notice of Voluntary Dismissal to be filed in Bayer case, first scheduled Zantac trial
●     GSK did not settle
●     Plaintiff ongoing litigation inconsistent with scientific consensus, GSK will continue to defend all claims vigorously

GSK plc (LSE/NYSE: GSK) today issued the following statement regarding U.S. Zantac (ranitidine) litigation.

The Plaintiff's counsel for Joseph Bayer, whose case was scheduled to be the first Zantac trial, informed the court and the parties yesterday that he will file a Notice of Voluntary Dismissal. GSK did not settle Mr. Bayer's claim and has not paid anything in exchange for the voluntary dismissal. GSK welcomes this outcome and believes the dismissal of Mr. Bayer's case is the correct result. The overwhelming weight of the scientific evidence supports the conclusion that there is no increased cancer risk associated with the use of ranitidine. GSK will continue to vigorously defend itself against all claims alleging otherwise.

Litigation update
GSK has been named as a defendant in approximately 3,000 filed personal injury cases in federal and state court. Class actions alleging economic injury and a third-party payer class action also has been filed in federal court.

On 6 February 2020, the US product liability litigation was assigned Multidistrict Litigation (MDL) status in the Southern District of Florida. In the MDL, plaintiffs were required to identify the types of cancer they wished to pursue and identified 10 different types. In November 2021, plaintiffs withdrew from consideration breast cancer and kidney cancer, reducing the number of types of cancer from 10 to eight. In January 2022, the MDL plaintiffs withdrew from consideration colorectal, prostate, and lung and will proceed only as to the following five types of cancer: bladder, esophageal, gastric, liver, and pancreatic, although plaintiffs in state courts continue to pursue claims based on types of cancers withdrawn from the MDL.

Unfiled claims have also been registered in a census established by the Court presiding over the MDL and the parties. The information in this registry is preliminary, unverified, subject to change, and it is unknown at this time if many of these unfiled claimants will proceed with filing suit. In the most recent review of unfiled claimants, conducted on behalf of GSK, it is estimated that the number of unfiled registry claims in the federal MDL Court have reduced to approximately 55,000 total claims. Not all the unfiled claims relate to GSK and there will be many claims involving multiple parties given that Zantac OTC has been owned and marketed by multiple companies.

These filed and unfiled counts are subject to change.

The MDL Court is scheduled to hold a hearing on defendants' motion to exclude plaintiffs' causation experts under Daubert on 20-21 September 2022.

Among the state court cases naming GSK, a trial in California is currently scheduled to begin 13 February 2023 and a trial is currently scheduled to begin in Madison County, Illinois in February 2023.

Given the early stage of this litigation, it is not possible to quantify or reliably estimate what liability (if any) GSK or any other parties may have in this litigation. Further announcements will be made as there are significant developments in the litigation.

Regulatory review and scientific research
GSK, independent cancer researchers, the U.S. Food & Drug Administration (FDA), and the European Medicines Agency (EMA), have all undertaken extensive reviews of available data and conducted numerous investigations into this issue since 2019. Based on these investigations and experiments, GSK, the FDA, and the EMA have all independently concluded that there is no evidence of a causal association between ranitidine therapy and the development of cancer in patients. These conclusions pertain to all forms of cancer, including but not limited to bladder, breast, colorectal, esophageal, kidney, liver, lung, pancreatic, prostate, and stomach.

Since the issue concerning the presence of NDMA in ranitidine arose in 2019, the scientific community has actively focused on understanding whether there is a link between ranitidine and cancer. There have been 11 epidemiological studies conducted in that time looking at human data regarding the use of ranitidine, with the resulting scientific consensus, that the totality of the reliable evidence does not support that ranitidine increases the risk of any type of cancer.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 17, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc